Exhibit 99.1

Borr Drilling Limited - 2020 Annual General Meeting

Borr Drilling Limited (NYSE: BORR, OSE: BDRILL) advises that the 2020 Annual General Meeting of the company will be held on August 10, 2020. The record date for voting at the Annual General Meeting is set to July 17, 2020. The notice, agenda and associated material will be distributed prior to the meeting.

Hamilton, Bermuda

July 14, 2020